Exhibit 99.1

Cian PLC Announces Third Quarter and Nine Months 2023 Financial Results

Larnaca, Cyprus, November 21, 2023 – Cian PLC (MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the third quarter and nine months ended September 30, 2023.

Third Quarter 2023 Key Financial and Operational Highlights1

•	Revenue increased by 44% Y-o-Y to RUB 3,238 million ($33.2 million).

•	Profit for the period amounted to RUB 812 million ($8.3 million).

•	Adjusted EBITDA[2] increased by 98% Y-o-Y and reached RUB 1,086 million ($11.1 million).

•	Adjusted EBITDA Margin[2] increased by 9.0 pp Y-o-Y to 33.5%.

•	Core Business revenue increased by 40% Y-o-Y to RUB 3,036 million ($31.2 million).

Nine Months 2023 Key Financial and Operational Highlights1

•	Revenue increased by 41% Y-o-Y to RUB 8,301 million ($85.2 million).

•	Profit for the period amounted to RUB 1,427 million ($14.6 million).

•	Adjusted EBITDA[2] increased by 87% Y-o-Y and reached RUB 2,029 million ($20.8 million).

•	Adjusted EBITDA Margin[2] increased by 5.9 pp and amounted to 24.4%.

•	Core Business revenue increased by 41% Y-o-Y to RUB 7,894 million ($81 million).

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “Our company demonstrated solid performance of its Core Business and transactional services even in the challenging macroeconomic environment. Cian maintains its focus on the growth supported by robust profitability. Q3 results proved once again that our business can be characterized as counter-cyclical: while content generally decreases during periods of high activity in the secondary market, pay-for-action verticals, such as primary real estate and mortgage marketplace, have been growing quite actively. We continued strengthening our transactional business by acquiring 100% of SmartDeal – a leading player in the Russian market for e-registration of property deals.”

NYSE Delisting

On March 15, 2023, the Company received a written notice from the staff of the New York Stock Exchange Regulation notifying the Company that it has determined to delist the Company’s American depositary shares (ADSs) from the NYSE. The Company utilized its right to a review of the determination and, accordingly, filed an appeal to this decision. Following an appeal process that included the delivery of written submissions as well as an oral presentation before a Committee of the Board of Directors of the NYSE, the Company was notified on July 21, 2023 that the Committee had reached a final decision to uphold the delisting determination.

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00)

2 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

The removal of the Company’s ADSs from listing on the NYSE became effective on July 31, 2023. The Company does not expect the delisting to have any immediate effect on the terms of the ADSs under its ADS program, which will continue to exist in their current form. The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

On September 20, 2023, the Company filed a Form 15F with the Securities and Exchange Commission (the “SEC”) for termination of its registration of the ADSs with the SEC, initiating an immediate suspension of the Company’s reporting obligations under the Exchange Act. Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC. Notwithstanding the deregistration, the Company currently intends to continue to publicly disclose financial information on a regular basis subject to applicable laws and regulations.

On October 3, 2023, the Company reported that it has filed for registration with the Central Bank of Russia a Prospectus of Foreign Securities in relation to the Company’s American Depositary Shares, each representing one Ordinary Share of Cian PLC, as well as other documents required by applicable law for listing on the Moscow Exchange. These measures have been taken with the intention to maintain trading of the Company's ADSs on the Moscow Exchange in the ordinary course of business.

Acquisition of SmartDeal

In Q3, the Company obtained regulatory approvals in line with the preliminary agreement entered into by the parties in April 2023, and announced closing the main part of the transaction to acquire 100% of SmartDeal's share capital.

The acquisition of SmartDeal will help develop Cian’s integrated online transaction platform and improve product value proposition for B2B and B2C customers alike by enhancing online transaction services and expanding the Company's B2B product portfolio for real estate agents, developers, and banks.

Third Quarter and Nine Months 2023 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the first nine months of 2023 were particularly characterized by the following events: (i) in December 2022, the subsidized government mortgage was prolonged until July 2024. However, the interest rate for mortgages in this program increased from 7% to 8%. At the same time, the requirements of the government subsidized program for families were eased (the interest rate in this program is 6%). These changes put additional pressure on the mortgage market and led to crossflow of demand between subsidized programs; (ii) the Bank of Russia continued to raise the key interest rate. There were three consecutive increases in July-September 2023 that resulted in an aggregate increase of the key interest rate from 7.5% to 13.0%. This contributed to a decrease in demand in the secondary market and an increase in demand in the primary market, where subsidized government mortgage programs remain; (iii) in September 2023, the down payment for government subsidized mortgage programs was increased from 15% to 20%. The increase contributed to the growth of demand as people were motivated to close deals before the new regulation came into force.

After the reporting date, on October 27, 2023, following high inflation and continued sharp depreciation of the ruble, the key interest rate was increased to 15%.

Third Quarter 2023 Results

Revenue

Revenue for the three months ended September 30, 2023 amounted to RUB 3,238 million compared to RUB 2,241 million for the three months ended September 30, 2022, an increase of RUB 997 million, or 44%. The revenue increase was driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended
	September 30, 2022	September 30, 2023	September 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	2,241	3,238	33.2	44%
Core Business	2,166	3,036	31.2	40%
Transactional Business	75	202	2.1	169%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Core Business segment revenue

Core Business revenue reached RUB 3,036 million for the three months ended September 30, 2023, an increase of 40% from RUB 2,166 million for the three months ended September 30, 2022. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation and display advertising revenue.

Transactional Business segment revenue

We have consolidated our former operating segments mortgage marketplace, valuation and analytics and end-to-end offerings under a single “Transactional Business” operating segment. Prior period comparisons represent an aggregation of these former three segments. Transactional Business revenue amounted to RUB 202 million for the three months ended September 30, 2023 compared to RUB 75 million for the same period of the prior year, corresponding to an increase of RUB 127 million or 169%. The increase was primarily a result of revenue growth from mortgage marketplace and online transaction.

Operating expenses

Total operating expenses increased by 25% to RUB 2,378 million in the three months ended September 30, 2023 compared with RUB 1,897 million in the three months ended September 30, 2022. This increase was primarily driven by growth of marketing expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended
	September 30, 2022	September 30, 2023	September 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1,897	2,378	24.4	25%
Marketing expenses	647	965	9.9	49%
Employee-related expenses	911	1,054	10.8	16%
IT expenses	148	144	1.5	-3%
Depreciation and amortization	65	68	0.7	5%
Other operating expenses	126	147	1.5	17%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Profit for the period

Profit for the three months ended September 30, 2023 was RUB 812 million compared to a RUB 380 million for the three months ended September 30, 2022. The change for the period was driven by the revenue growth outpacing the growth of operating expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended September 30, 2023 reached RUB 1,086 million compared to RUB 549 million for the three months ended September 30, 2022. The increase in Adjusted EBITDA was primarily driven by the revenue growth.

Adjusted EBITDA Margin grew by 9.0 pp to 33.5% for the three months ended September 30, 2023.

Nine Months 2023 Results

Revenue

Revenue for the nine months ended September 30, 2023 amounted to RUB 8,301 million compared to RUB 5,872 million for the nine months ended September 30, 2022, demonstrating an increase of RUB 2,429 million, or 41%. The revenue growth was mainly driven by growth of the Core Business segment.

Core Business segment revenue

Core Business revenue reached RUB 7,894 million for the nine months ended September 30, 2023, increasing by 41% compared to RUB 5,608 million for the nine months ended September 30, 2022. Similar to the third quarter, Core Business revenue growth was driven by a positive performance across all key revenue streams.

Core Business revenue in Moscow and the Moscow region for the nine months ended September 30, 2023 reached RUB 5,795 million, showing an increase of RUB 1,669 million, or 40%, compared to RUB 4,126 million for the prior year. Core Business revenue in other Russian regions for the nine months ended September 30, 2023 was RUB 2,099 million, an increase of RUB 617 million, or 42%, as compared to RUB 1,482 million for the prior year.

Transactional Business segment revenue

Transactional Business revenue amounted to RUB 407 million for the nine months ended September 30, 2023 compared to RUB 264 million for the prior year, representing an increase of RUB 143 million, or 54%. The increase was primarily a result of revenue growth from mortgage marketplace and online transaction.

Operating expenses

Total operating expenses increased by 28% to RUB 7,003 million in the nine months ended September 30, 2023 from RUB 5,484 million in the nine months ended September 30, 2022, primarily driven by an increase in marketing expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Nine months
	September 30, 2022	September 30, 2023	September 30, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	5,484	7,003	71.9	28%
Marketing expenses	1,730	2,717	27.9	57%
Employee-related expenses	2,701	3,206	32.9	19%
IT expenses	410	457	4.7	11%
Depreciation and amortization	204	188	1.9	-8%
Other operating expenses	439	435	4.5	-1%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97,4147 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 19% to RUB 3,206 million in the nine months ended September 30, 2023 from RUB 2,701 million in the nine months ended September 30, 2022 mostly due to the growth of wages, salaries and related taxes. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 2,553 million for the nine months ended September 30, 2023 compared to RUB 2,131 million for the nine months ended September 30, 2022. This increase was primarily due to salary growth in line with the market level, while headcount growth was moderate.

Marketing expenses

Marketing expenses increased to RUB 2,717 million in the nine months ended September 30, 2023 from RUB 1,730 million in the nine months ended September 30, 2022. The increase was primarily a result of an anomalously low amount in the comparative period, as we significantly reduced marketing spending in the first nine months of 2022 due to high uncertainty in the market.

Marketing expenses as a percentage of revenue increased from 29.5% for the nine months ended September 30, 2022 to 32.7% for the nine months ended September 30, 2023.

IT expenses

IT expenses increased by 11% to RUB 457 million in the nine months ended September 30, 2023 from RUB 410 million in the nine months ended September 30, 2022. This increase was primarily driven by hosting and call-tracking costs.

Other operating expenses

Other operating expenses decreased by 1% to RUB 435 million in the nine months ended September 30, 2023 from RUB 439 million in the nine months ended September 30, 2022.

Profit for the period

Profit for the nine months ended September 30, 2023 was RUB 1,427 million compared to a loss of RUB 9 million for the nine months ended September 30, 2022. The change in profit for the period was driven primarily by a faster growth rate of revenue compared to growth rate of expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the nine months ended September 30, 2023 reached RUB 2,029 million, compared to RUB 1,085 million for the nine months ended September 30, 2022. The increase in Adjusted EBITDA was primarily driven by the revenue growth.

Adjusted EBITDA Margin increased by 5.9 pp to 24.4% for the nine months ended September 30, 2023.

Third Quarter and Nine Months 2023 Financial Results Conference Call

Considering the existing uncertainty and market volatility, the Company will not be conducting its third quarter and nine months 2023 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for October 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the nine months of 2023, the Company had 1.9 million listings available through its platform and monthly audience with an average UMV of 19.4 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2023 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

pr@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Revenue	2,241	3,238	33.2

Operating expenses:
Marketing expenses	(647)	(965)	(9.9)
Employee-related expenses	(911)	(1,054)	(10.8)
IT expenses	(148)	(144)	(1.5)
Depreciation and amortization	(65)	(68)	(0.7)
Other operating expenses	(126)	(147)	(1.5)
Total operating expenses	(1,897)	(2,378)	(24)

Operating profit	344	860	8.8
Finance costs	(7)	(2)	(0.0)
Finance income	35	91	0.9
Foreign currency exchange gain, net	127	183	1.9
Other income	12	(60)	(0.6)
Profit before income tax	511	1,072	11.0
Income tax expense	(131)	(260)	(2.7)
Profit for the period	380	812	8.3
Total comprehensive income for the period	380	812	8.3

Profit per share, in RUB
Basic profit per share attributable to ordinary equity holders of the parent	5.43	11.61	0.12
Diluted profit per share attributable to ordinary equity holders of the parent	5.32	11.18	0.11

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Revenue	5,872	8,301	85.2

Operating expenses:
Marketing expenses	(1,730)	(2,717)	(27.9)
Employee-related expenses	(2,701)	(3,206)	(32.9)
IT expenses	(410)	(457)	(4.7)
Depreciation and amortization	(204)	(188)	(1.9)
Other operating expenses	(439)	(435)	(4.5)
Total operating expenses	(5,484)	(7,003)	(72)

Operating profit	388	1,298	13.3
Finance costs	(17)	(14)	(0.1)
Finance income	66	198	2.0
Foreign currency exchange gain / (loss), net	(351)	482	4.9
Other income	33	(36)	(0.4)
Profit before income tax	119	1,928	19.8
Income tax expense	(128)	(501)	(5.1)
Profit / (loss) for the period	(9)	1,427	14.6
Total comprehensive income / (loss) for the period	(9)	1,427	14.6

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(0.13)	20.40	0.21
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(0.13)	19.63	0.20

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(audited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	68	73	0.7
Right-of-use assets	74	42	0.4
Goodwill	785	933	9.6
Intangible assets	1,077	1,574	16.2
Deferred tax assets	137	140	1.4
Other non-current assets	8	7	0.1
Total non-current assets	2,149	2,769	28.4

Current assets
Inventories	30	28	0.3
Advances paid and prepaid expenses	99	110	1.1
Trade and other receivables	414	793	8.1
Prepaid income tax	3	10	0.1
Cash and cash equivalents	4,110	6,328	65.0
Other current assets	169	192	2.0
Total current assets	4,825	7,461	76.6
Total assets	6,974	10,230	105.0

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,702	7,702	79.1
Equity-settled employee benefits reserves	648	1,028	10.6
Accumulated losses	(3,343)	(1,917)	(19.7)
Total equity	5,009	6,815	70.0

Liabilities
Non-current liabilities
Lease liabilities	28	12	0.1
Deferred tax liabilities	127	117	1.2
Deferred income	108	—	—
Trade and other payables	—	98	1
Total non-current liabilities	263	227	2.3

Current liabilities
Contract liabilities	554	705	7.2
Trade and other payables	642	1,695	17.4
Income tax payable	66	117	1.2
Other taxes payable	366	495	5.1
Employee share-based payment liability	—	150	1.5
Lease liabilities	41	26	0.3
Deferred income	33	—	—
Total current liabilities	1,702	3,188	32.7
Total liabilities	1,965	3,415	35.1
Total liabilities and equity	6,974	10,230	105.0

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit before income tax	119	1 928	19.8
Adjusted for:
Depreciation and amortization	204	188	1.9
Employee share-based payment expense	493	543	5.6
Finance income	(66)	(198)	(2.0)
Finance costs	17	14	0.1
Foreign currency exchange (gain) / loss, net	351	(482)	(4.9)
Reversal of allowance for expected credit losses	(16)	(1)	(0.0)
Other non-cash items	(2)	—	—
Working capital changes:
(Increase) / decrease in trade and other receivables	1	(320)	(3.3)
Decrease in advances paid and prepaid expenses	20	1	0.0
(Increase) / decrease in other assets	140	(16)	(0.2)
Increase / (decrease) in trade and other payables	(141)	297	3.0
Increase in contract liabilities and deferred income	81	(48)	(0.5)
Increase in other liabilities	116	126	1.3
Cash generated from operating activities	1,317	2,032	20.9
Income tax paid	(75)	(467)	(4.8)
Interest received	65	197	2.0
Interest paid	(5)	(4)	(0.0)
Net cash generated from operating activities	1,302	1,758	18.0

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	—	64	0.7
Purchase of property and equipment	(40)	(27)	(0.3)
Purchase of intangible assets	(40)	(60)	(0.6)
Net cash used in investing activities	(80)	(23)	(0.2)

Cash flows from financing activities
Payment of principal portion of lease liabilities	(32)	(31)	(0.3)
Net cash used in financing activities	(32)	(31)	(0.3)

Net increase in cash and cash equivalents	1,190	1,704	17.5
Cash and cash equivalents at the beginning of the period	2,419	4,110	42.2
Effect of exchange rate changes on cash and cash equivalents	(323)	514	5.3
Reversal of allowance for expected credit losses	13	—	—
Cash and cash equivalents at the end of the period	3,299	6,328	65.0

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA and Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect foreign currency exchange loss (gain), which reduces (increases) cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from profit for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Profit for the period	380	812	8.3
Income tax expense	131	260	2.7
Profit before income tax	511	1,072	11.0
Depreciation and amortization	65	68	0.7
Finance income, net(2)	(28)	(89)	(0.9)
Foreign currency exchange gain, net	(127)	(183)	(1.9)
Share-based payment expenses	140	158	1.6
Income / (loss) from the depositary	(12)	60	0.6
Adjusted EBITDA(3)	549	1,086	11.1
Adjusted EBITDA Margin(4)	24.5%	33.5%	33.5%

	Nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Profit / (loss) for the period	(9)	1,427	14.6
Income tax expense	128	501	5.1
Profit before income tax	119	1,928	19.8
Depreciation and amortization	204	188	1.9
Finance income, net(2)	(49)	(184)	(1.9)
Foreign currency exchange (gain) / loss, net	351	(482)	(4.9)
Share-based payment expenses	493	543	5.6
Income / (loss) from the depositary	(33)	36	0.4
Adjusted EBITDA(3)	1,085	2,029	20.8
Adjusted EBITDA Margin(4)	18.5%	24.4%	24.4%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2023 (RUB 97.4147 to USD 1.00).

2 Comprises finance costs and finance income for the respective periods.

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based and cash-based incentive programs and income / (loss) from the depository.

4 Defined as Adjusted EBITDA divided by revenue for the respective periods.